Exhibit 99.80

encore Energy Corp to Present at 2022 Red Cloud Pre-PDAC Mining Showcase

NEWS RELEASE

TSX.V: EU
OTCQB:ENCUF

March 1, 2022
www.encoreuranium.com

VANCOUVER, BC, March 1, 2022 /CNW/ - enCore Energy Corp. (TSXV: EU) (OTCQB: ENCUF) (the “Company”) is pleased to announce the company will be presenting a corporate presentation at the Red Cloud Pre-PDAC Mining Showcase. William M. Sheriff, Executive Chairman, & Paul Goranson, Chief Executive Officer, will be presenting on Wednesday, March 2nd @ 3:20 PM ET. To register for the event and watch the presentation click here.

The 2022 Red Cloud Pre-PDAC Mining Showcase is Red Cloud’s biggest event of the year, running March 2nd to 4th, 2022. This three day, virtual investor conference features over 100 Presenting companies plus several influential keynote speakers.

About enCore Energy Corp.

With approximately 90 million pounds of U308 estimated in the measured and indicated categories and 9 million pounds of 08 estimated in the inferred category1 encore is the most diversified in-situ recovery uranium development company in the United States. encore is focused on becoming the next uranium producer from its licensed and past-producing South Texas Rosita Processing Plant by 2023. The South Dakota-based Dewey Burdock project and the Wyoming Gas Hills project offer mid-term production opportunities with significant New Mexico uranium resource endowments providing long term opportunities. The encore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle.

Dr. Douglas H. Underhill, CPG, the Company’s Chief Geologist and a Qualified Person under NI 43- 101, has approved the technical disclosure in this news release.

1 Mneral resoorce estirmtes are based on technicalr p- red p..rsuant tol’J43-101 ard availcde en SB:)\Ras wel as ccnpany wea>ites at www .encoreuraniumcom

Certain information contained herein constitutes forward-looking information or statements under applicable securities legislation and rules. All statements, other than statements of historical fact, are forward-looking statements. Forward-looking statements are frequently identified by such words as may, will, plan, expect, anticipate, estimate, intend, indicate, scheduled, target, goal, potential, subject, efforts, option and similar words, or the negative connotations thereof, referring to future events and results. There can be no assurance that such statements will prove to be accurate. Readers should not place undue reliance on forward-looking statements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy the enCore common shares, nor shall there be any offer or sale of the enCore common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Neither the TSX, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX and TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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%SEDAR: 00029787E

For further information: enCore Energy Corp., William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com, www.encoreuranium.com

CO: encore Energy Corp.

CNN 07:00e 01-MAR-22